UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549



	FORM 12b-25



	NOTIFICATION OF LATE FILING


	(Check One):

(X)Form 10-K  ( )Form 20-F  ( )Form 11-K  ( ) Form 10-Q  ( ) Form N-SAR

For the Period Ended September 30, 1997       Commission file number 1-12942



	VSI HOLDINGS, INC.


	(Exact name of registrant as specified in its charter)



   GEORGIA                                       22-2135522 _
(State or other jurisdiction of                (I.R.S. Employer
incorporation or organization)                Identification No.)


  2100 North Wooward Ave.; West 201
  Bloomfield Hills, Michigan				  48304-2263
(Address of principal executive offices)          (Zip Code)


Registrant's telephone number, including area code (248) 644-0500



Part III - Narrative

As reported in VSI Holdings, Inc. the ("Company") filing on Form 8-K dated September 30, 1997, The Board of Directors on the Company and Visual Services, Inc. had approved the business combination of the respective companies.

The Company has also added Vispac, Inc. on July 1, 1997 (reference 8K - dated July 28, 1997) and Advanced Animations, Inc. on February 1, 1997.
(reference 10Q for the quarter ended March 31, 1997 - dated May 14, 1997)

The Company also changed accounting firms in July of this year. (reference 8K - dated July 23, 1997)

Due to the above activities, the Company could not complete the Annual Report on Form 10K for the period ending September 30, 1997 without unreasonable effort and expense.

It is anticipated that future filings will be completed on a timely basis.



Part IV - Other Information

1.	Person to contact in regard to this Notification:

	Harold Cannon		   770         432-0636 ext:324
         (Name)			(Area Code)  (Telephone Number)


2.	Have all other periodic reports required under section 13 or
15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding
12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

	   (X) Yes    ( ) No

3. The business combinations detailed in Part III will be accounted for on a pooling of interest basis. The Company had total assets of $5,981,000, stockholder's equity of $201,000, revenues of $22,086,000, and a net loss of $(3,536,000) for the last reporting period for the year ended September 30, 1996. For the year ended September 30, 1997 assets are $77,069,000, stockholder's equity $11,667,000, revenues are $148,338,000, and net income $9,142,000.

	   (X) Yes    ( ) No


	VSI HOLDINGS, INC.

has caused this Notification to be signed on its behalf by the undersigned thereunto duly authorized.


DATE:       12/24/1997		     		BY:

							    Harold Cannon											    Secretary